Exhibit 1

EXECUTION VERSION

AGREEMENT

This Agreement, dated as of June 30, 2011, is by and among Ruby Tuesday, Inc., a Georgia corporation (the “Company”), and Steven R. Becker, an individual resident of Texas (“Becker”), Matthew A. Drapkin, an individual resident of New York (“Drapkin”), Becker Drapkin Partners (QP), L.P., a Texas limited partnership, Becker Drapkin Partners, L.P., a Texas limited partnership, BD Partners III, L.P., a Texas limited partnership, Becker Drapkin Management, L.P., a Texas limited partnership, and BC Advisors, LLC, a Texas limited liability company (collectively with Becker and Drapkin, the “Shareholder Group”).

WHEREAS, the Shareholder Group is a party to that certain Amended and Restated Group Agreement dated June 16, 2011 by and among (i) the Shareholder Group; (ii) Double Black Diamond Offshore Ltd., a limited partnership formed under the laws of the Cayman Islands, Black Diamond Offshore Ltd., a limited partnership formed under the laws of the Cayman Islands, Carlson Capital, L.P., a Delaware limited partnership, Asgard Investment Corp., a Delaware corporation and Clint D. Carlson (collectively, “Carlson”); and (iii) Michael Brodsky, with respect to the Common Stock (as defined below);

WHEREAS, the Company and the Shareholder Group have determined that the interests of the Company and its shareholders would be best served by adding Becker and Drapkin to the Board (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Definitions.  For purposes of this Agreement:

(a) The terms “Affiliate” and “Associate” have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that neither “Affiliate” nor “Associate” shall include (i) any person that is a publicly held concern and is otherwise an Affiliate or Associate by reason of the fact that a principal of any member of the Shareholder Group serves as a member of the board of directors or similar governing body of such concern, (ii) such principal in its capacity as a member of the board of directors or other similar governing body of such concern or (iii) any entity which is an Associate solely by reason of clause (1) of the definition of Associate in Rule 12b-2; the terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, the media, estate, trust, association, organization or other entity of any kind or nature, including any governmental authority.

(b) “Board” means the Board of Directors of the Company.

(c) “Common Stock” means the common stock of the Company, par value $0.01 per share.

(d) “Competitors” means all or any of the following companies (and their successors and subsidiaries): (i) Darden Restaurants, Inc., (ii) Brinker International, Inc., (iii) DineEquity, Inc., (iv) O’Charley’s Inc., (v) OSI Restaurant Partners, LLC, (vi) Texas Roadhouse, Inc., (vii) Buffalo Wild Wings, Inc., (viii) BJ’s Restaurants, Inc. and (ix) Red Robin Gourmet Burgers, Inc.

(e) “NYSE” means the New York Stock Exchange.

(f) “Ownership Interest” means, with respect to the Common Stock, having beneficial ownership of the Common Stock.

(g) “Standstill Period” means the period from the date hereof until the earlier of (i) the second anniversary of the annual meeting of shareholders of the Company (“Annual Meeting”) to be held in 2011, (ii) such date that the Board has accepted the resignation of both Becker and Drapkin as directors pursuant to Section 6(a) hereof, (iii) the date on which the Nominating and Governance Committee of the Board notifies the Shareholder Group that it has resolved to not nominate Drapkin for election to the Board at the Annual Meeting to be held in 2013 pursuant to Section 4(e) hereof and (iv) such date, if any, as the Company has breached in any material respect any of its representations, warranties, commitments or obligations set forth in Sections 2, 4, 5, 11, 12 or 13 hereof and such breach has not been cured within 30 days following written notice of such breach so long as such breach is curable, provided that in no event shall a breach of the notice obligation in Section 4(e) be deemed “curable”.

2. Representations and Warranties of the Company.  The Company represents and warrants as follows as of the date hereof:

(a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c) The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree, in each case that is applicable to the Company, or (ii) result in any material breach or material violation of, or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, (A) any organizational document of the Company or (B) any agreement, contract, commitment, understanding or arrangement, in each case to which the Company is a party or by which it is bound and which is material to the Company’s business or operations.

3. Representations and Warranties of the Shareholder Group.  Each member of the Shareholder Group severally, and not jointly, represents and warrants with respect to himself or itself as follows as of the date hereof:

(a) Such party has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. Such party, if an entity, has the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed, and delivered by such party, constitutes a valid and binding obligation and agreement of such party, and is enforceable against such party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c) The execution, delivery and performance of this Agreement by such party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or it, or (ii) result in any material breach or material violation of, or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, (A) any organizational document, if an entity, or (B) any agreement, contract, commitment, understanding or arrangement, in each case to which he or it is a party or by which he or it is bound and which is material to the Shareholder Group’s business or operations.

(d) As of the date hereof, such party is the beneficial owner of the number of shares of Common Stock as set forth on the applicable cover page (including any cross-referenced information) relating to such party in the most recent report of beneficial ownership of Common Stock on Amendment No. 1 to Schedule 13D filed by members of the Shareholder Group with the SEC on June 28, 2011 (as amended, the “Schedule 13D”).  Except for those Affiliates and Associates of such member with respect to whom a cover page is included in the Schedule 13D, to the actual knowledge of the Shareholder Group after reasonable inquiry, no other Affiliate or Associate of such member beneficially owns any shares of Common Stock.

4. Appointment of Directors; Related Matters.  (a) Provided that the Shareholder Group’s Ownership Interest and Carlson’s Ownership Interest are, in the aggregate as of the Appointment Date, at least equal to 5% of the outstanding Common Stock (based on the latest annual or quarterly report of the Company filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act), as soon as reasonably practicable, but in any event within five business days from the date hereof (the “Appointment Date”), the Board shall:

(i) appoint Becker to the Board as a Class I director (term expiring in 2011) and adopt a resolution appointing him to the Executive Compensation and Human Resources Committee of the Board and the Nominating and Governance Committee, in each case effective as of the Appointment Date;

(ii) appoint Drapkin to the Board as a Class III director (term expiring in 2013) and adopt a resolution appointing him to the Audit Committee (subject to qualification as an audit committee financial expert under NYSE listing rules) of the Board and the Nominating and Governance Committee, in each case effective as of the Appointment Date; and

(iii) adopt a resolution in accordance with the Company’s Articles of Incorporation and Bylaws increasing the size of the Board to a total of nine directors in order to accommodate Drapkin’s appointment as a director of the Company pursuant to Section 4(a)(ii) hereof, effective as of the Appointment Date.

(b) The Board and the Nominating and Governance Committee shall nominate Becker for re-election as director in Class I when his term expires at the Annual Meeting to be held in 2011.  In addition, the Company shall recommend that the Company’s shareholders vote, and shall solicit proxies, in favor of the election of Becker at such Annual Meeting and otherwise support Becker for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.  In addition, if elected at such Annual Meeting, Becker shall continue to serve on each of the Executive Compensation and Human Resources Committee and the Nominating and Governance Committee, so long as Becker continues to meet all the legal and listing requirements for service on such committees.

(c) The Company agrees that, during the Standstill Period, any increase in the size of the Board other than in connection with the appointment of Drapkin shall be subject to the prior written consent of the Shareholder Group.

(d) The Company agrees that, during the Standstill Period, the Company will not change the Class year of Becker or Drapkin as a director unless (i) the Shareholder Group has consented to such change or (ii) such change would extend the term of Becker’s or Drapkin’s, as applicable, term as a director.  The Company agrees that, during the Standstill Period, the Company will not remove Becker or Drapkin from the committees of the Board on which Becker and Drapkin have been appointed to pursuant to Sections 4(a)(i), 4(a)(ii) and 4(b) hereof, respectively, without the prior consent of the Shareholder Group, so long as Becker and Drapkin continue to meet all the legal and listing requirements for service on such committees .

(e) At least 60 days prior to the last date upon which a notice to the Secretary of the Company of nominations of persons for election to the Board or the proposal of business at the Annual Meeting to be held in 2013 would be considered timely under the Company’s Articles of Incorporation and Bylaws, the Nominating and Governance Committee will notify the Shareholder Group whether it has resolved to recommend Drapkin for election to the Board at the Annual Meeting to be held in 2013.  If the Nominating and Governance Committee has resolved to so recommend Drapkin, (i) the Board and the Nominating and Governance Committee shall nominate Drapkin for election as director in Class III at the Annual Meeting to be held in 2013 and (ii) the Company shall recommend that the Company’s shareholders vote, and shall solicit proxies, in favor of the election of Drapkin at such Annual Meeting and otherwise support Drapkin for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

5. Replacement Directors.  If at any time during the Standstill Period, Becker or Drapkin is unable or unwilling to serve as a director of the Company, the Shareholder Group and the Board (excluding Becker and Drapkin) shall appoint a mutually agreeable replacement for Becker or Drapkin, as applicable (in which case all references in this Agreement to “Becker” or “Drapkin” shall refer to such person’s replacement), within 90 days of Becker or Drapkin validly tendering his resignation from the Board.

6. Minimum Ownership.  (a) Becker and Drapkin each hereby irrevocably tenders his resignation as director effective as of the date that (i) the Ownership Interest of the Shareholder Group and the Ownership Interest of Carlson, in the aggregate, falls below 5% of the outstanding Common Stock (based on the latest annual or quarterly report of the Company filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act) or (ii) the Shareholder Group breaches its obligation under Section 6(b) and such breach has not been cured within 30 days following written notice of such breach, and the Board may accept either or both such resignations, in its sole discretion, by a majority vote (excluding Becker and Drapkin); provided that, for the avoidance of doubt, in the event Becker or Drapkin resign from the Board, and a replacement director(s) is appointed pursuant to Section 5 hereof, this Section 6(a) shall apply to such replacement director (s), and the Shareholder Group and its Affiliates and Associates shall cause such replacement director(s) to fulfill such obligation.

(b) For purposes of this Agreement, the Ownership Interest of the Shareholder Group and the Ownership Interest of Carlson shall be determined based on the latest public filing made by the Shareholder Group or Carlson with the SEC with respect to their respective Ownership Interest; provided that if at any time either of the Shareholder Group or Carlson are no longer required to publicly disclose their respective Ownership Interest through public filings made with the SEC, such party shall (i) promptly (and in any event within five (5) business days) inform the Company of such change, (ii) disclose such party’s Ownership Interest to the Company on a quarterly basis and (iii) at the Company’s request, produce documentary evidence reasonably necessary to verify that such party’s Ownership Interest reported to the Company is accurate.

7. Voting.  At all shareholder meetings where the matters described in this Section 7 will be voted on during such time as Becker or Drapkin serves as a director of the Company, each member of the Shareholder Group shall cause all shares of Common Stock beneficially owned by it or its respective Affiliates or Associates to be present for quorum purposes and to be voted in favor of all directors nominated by the Board for election.

8. Standstill.  Each member of the Shareholder Group agrees that other than as may be required by applicable law, order or regulation, during the Standstill Period, he or it will not, and he or it will cause each of such person’s Affiliates or agents or other persons acting on his or its behalf not to, and will cause his or its respective Associates not to:

(a) acquire, offer to acquire or agree to acquire, alone or in concert with any other individual or entity, by purchase, tender offer, exchange offer, agreement or business combination or any other manner, beneficial ownership of any securities of the Company or any securities of any Affiliate of the Company, if, after completion of such acquisition or proposed acquisition, such party would beneficially own, or have the right to acquire beneficial ownership of, more than 5.01% of the outstanding Common Stock (based on the latest annual or quarterly report of the Company filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act);

(b) submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board or oppose the directors nominated by the Board, other than as expressly permitted by this Agreement;

(c) form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the Shareholder Group or one or more Affiliates of a member of the Shareholder Group with respect to the Common Stock currently owned as set forth in Section 3(d) hereof or acquired in the future (subject to the limitations set forth in Section 8(a)hereof) or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

(d) solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to the Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act and the rules promulgated by the SEC thereunder), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at any shareholder meeting;

(e) call, seek to call, or to request the calling of, a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of the Company or make a request for a list of the Company’s shareholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company, except as expressly permitted by this Agreement;

(f) effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (i) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

(g) publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 7hereof or this Section 8, or otherwise seek (in any manner that would require public disclosure by any of the members of the Shareholder Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of, any provision of this Agreement;

(h) publicly disparage any member of the Board or management of the Company, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure;

(i) serve on the board of directors or participate in the governance of any Competitor;

(j) engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including, without limitation, any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the Company’s securities;

(k) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing; or

(l) take or cause or induce or assist others to take any action inconsistent with any of the foregoing.

Notwithstanding the foregoing, it is understood and agreed that this Agreement shall not be deemed to prohibit Becker or Drapkin from engaging in any lawful act in his capacity as a director of the Company.

9. Company Policies.  (a)  By the Appointment Date, each of Becker and Drapkin will have reviewed the Company’s Code of Business Conduct and Ethics, Corporate Governance Guidelines, Whistleblower Policy and all other Company policies concerning confidentiality, insider trading and material non-public information (collectively, the “Company Policies”), and each of Becker and Drapkin agree to abide by the provisions of the Company Policies during his service as a director of the Company.

(b) The members of the Shareholder Group acknowledge that Becker or Drapkin, or both of them, may be required, in accordance with the Company Policies, to tender their resignations from the Board in the event that they receive more “against” votes than “for” votes in an uncontested election of the Company’s directors, and that the Company’s Nominating and Governance Committee, in accordance with such policy, may determine that it is in the best interests of the Company to accept such resignations. The members of the Shareholder Group acknowledge and agree that such action or actions in accordance with the Company Policies shall not constitute a breach of this Agreement by the Company.

(c) Until the Company files its next annual or quarterly report pursuant to Section 13 or 15(d) of the Exchange Act following the date on which neither Becker nor Drapkin continue to serve as a member of the Board, the Shareholder Group will and will cause its Affiliates and Associates and all related persons to abide by all Company policies concerning confidentiality, insider trading and material non-public information.

(d) The members of the Shareholder Group acknowledge that they are aware that United States securities laws prohibit any person who has material non-public information about a company from purchasing or selling any securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

(e) The Shareholder Group and the Company agree that Carlson will not receive non-public information regarding the Company unless the Company and Carlson have entered into a separate non-disclosure agreement with respect to such information, and in such instance, except with the specific prior written consent of the Company, only the Company and its Representatives (as defined below), and not the Shareholder Group or any of its Representatives, may provide Carlson with non-public information regarding the Company.

10. Confidentiality.  (a) Becker and Drapkin, in their capacity as directors, will be provided with Confidential Information (as defined below).  Each of Becker and Drapkin acknowledges the confidential and proprietary nature of the Confidential Information and agrees that until the first anniversary of the date on which such person’s tenure as director of the Company ends, he will (i) keep the Confidential Information strictly confidential and (ii) not disclose the Confidential Information to any person, including Carlson, except (x) with the specific prior written consent of the Company, (y) to Becker or Drapkin’s respective legal counsel or accountants (provided such parties agree to keep such Confidential Information confidential and Becker and Drapkin remain responsible for any breach of the provisions of this Section 10 by any person to whom either of them discloses Confidential Information) or (z) to the extent required by applicable legal process or requested by applicable legal authority or stock exchange.  For the avoidance of doubt, Becker and Drapkin may discuss Confidential Information with one another.

(b) As used in this Agreement, the term “Confidential Information” means and includes any and all of the information concerning the business and affairs of the Company that may hereafter be disclosed to Becker or Drapkin by the Company or by the directors, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors (collectively, “Representatives”) of the Company; provided, that “Confidential Information” shall not include information that is or was (i) in the public domain or was or becomes generally available to the public other than as a result of disclosure by (x) Becker, Drapkin or their respective counsel or (y) any other person known by Becker or Drapkin after reasonable inquiry to be prohibited from transmitting the information to the public by a contractual, legal, fiduciary or other binding obligation with or to the Company, (ii) independently acquired by Becker, Drapkin or their respective counsel without violating any of their obligations under this Agreement or under any other contractual, legal, fiduciary or other binding obligation of Becker, Drapkin or their respective counsel with or to the Company, or (iii) was available, or becomes available, to Becker, Drapkin or their respective counsel on a non-confidential basis other than as a result of its disclosure to Becker or Drapkin by the Company or any Representative of the Company, but only if the source of such information is not prohibited from transmitting the information to Becker, Drapkin or their respective counsel by a contractual, legal, fiduciary or other binding obligation with or to the Company.

11. Compensation.  Each of Becker and Drapkin shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company.

12. Indemnification and Insurance.  Each of Becker and Drapkin shall be entitled to the same rights of indemnification as the other directors of the Company as such rights may exist from time to time. The Company shall, promptly after the Appointment Date, take such action, if any, as may be necessary to add Becker and Drapkin to the Company’s directors and officers’ liability insurance policy as insured persons thereunder.

13. Non-Disparagement.  During the Standstill Period, the Company shall not publicly disparage any member of the Shareholder Group or any member of the management of the Shareholder Group, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure.

14. SEC Filings.  The members of the Shareholder Group shall promptly file an amendment to the Schedule 13D reporting entry into this agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto.  Such amendment shall also reflect the withdrawal of the Nominating Letter (as defined below) as described in Section 15 hereof and the termination of the “group” as described in Section 16 hereof.  Such members of the Shareholder Group shall provide the Company with a reasonable opportunity to review and comment on such amendment in advance of filing, and shall accept any such reasonable and timely comments of the Company.

15. Withdrawal of Nominating Letter; Press Release.  On or promptly after the date hereof, the Company and the Shareholder Group shall issue a joint press release reasonably satisfactory to such parties (the “Joint Press Release”), which press release shall include a statement that, pursuant to this Agreement, the Shareholder Group will be withdrawing its letter dated June 1, 2011 to the Secretary of the Company providing notice of its intent to nominate persons for election as directors at Annual Meeting to be held in 2011 (the “Nominating Letter”), effective upon the Appointment Date.  Becker Drapkin Partners (QP), L.P. and Becker Drapkin Partners, L.P. hereby withdraw the Nominating Letter, effective upon the Appointment Date.  Neither the Company nor any member of the Shareholder Group shall make any public statements with respect to the matters covered by this Agreement (including in any filing with the SEC, any other regulatory or governmental agency, or any stock exchange, or in any materials that would reasonably be expected to be filed with the SEC, including pursuant to Exchange Act Rules 14a-6 or 14a-12) that are inconsistent with, or otherwise contrary to, this Agreement or the statements in the Joint Press Release.

16. Termination of the “Group”.  The Shareholder Group, Carlson and Michael Brodsky shall terminate the Amended and Restated Group Agreement dated June 16, 2011 by and among such parties (other than such provisions which will expressly survive the termination thereof) and terminate the “group” pursuant to Rule 13d-5(b)(1) under the Exchange Act, consisting of the Shareholder Group, Carlson and Michael Brodsky.  The Company hereby acknowledges and agrees that such terminations and the transactions contemplated by this Agreement are sufficient, as of the date hereof, to terminate the status of the Shareholder Group, Carlson and Michael Brodsky as a “group” with respect to the Company’s securities and the Company will not take any position inconsistent with the foregoing.

17. Exercise of Options.  The Company acknowledges that the Shareholder Group may exercise any third-party options to acquire and hold Common Stock within two (2) business days of the execution and disclosure of this Agreement and the Company hereby waives any right it or its Affiliates may have to enforce any Company Policy with respect to the exercise of such options within such time period.

18. Reimbursement of Expenses.  All costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such cost or expense.

19. Specific Performance.  Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Georgia, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

20. Resignation of Directors.  Becker and Drapkin each hereby irrevocably tenders his resignation as director effective as of the date, if any, that the Shareholder Group breaches in any material respect any of its representations, warranties, commitments or obligations set forth in Sections 3, 7,  8, 9 and 10 hereof and such breach has not been cured within 30 days following written notice of such breach so long as such breach is curable, and the Board may accept either or both such resignations, in its sole discretion, by a majority vote (excluding Becker and Drapkin); provided that, for the avoidance of doubt, in the event Becker or Drapkin resign from the Board, and a replacement director(s) is appointed pursuant to Section 5 hereof, this Section 20 shall apply to such replacement director(s), and the Shareholder Group and its Affiliates and Associates shall cause such replacement director(s) to fulfill such obligation.

21. Jurisdiction.  Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Georgia (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 25 hereof will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of Georgia, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

22. Applicable Law.  This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Georgia applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state.

23. Counterparts; Facsimile or Electronic Signatures.  This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. Facsimile or electronic (i.e., PDF) signatures shall be as effective as original signatures.

24. Entire Agreement; Amendment and Waiver; Successors and Assigns.  This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

25. Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section 25, and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section 25, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section 25:

if to the Company:

Ruby Tuesday, Inc.
150 West Church Ave.
Maryville, TN 37801
Facsimile: (865) 379-6817
Attention: Scarlett May

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017
Facsimile: (212) 450-5744
Attention: Phillip R. Mills

if to the Shareholder Group or any member thereof:

Becker Drapkin Management, L.P.
300 Crescent Court
Suite 1111
Dallas, TX 75201
Facsimile: (214) 756-6079
Attention: Steven R. Becker
Attention: Matthew A. Drapkin

with a copy to:

Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
Facsimile: (212) 446-2350
Attention: Richard J. Birns, Esq.

26. No Third-Party Beneficiaries.  Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

COMPANY: RUBY TUESDAY, INC.
By:	/s/ Samuel E. Beall, III
Samuel E. Beall, III
Chairman of the Board, Chief Executive Officer and President

STEVEN R. BECKER		MATTHEW A. DRAPKIN
By:	/s/ Steven R. Becker	By:	/s/ Matthew A. Drapkin

BECKER DRAPKIN MANAGEMENT, L.P. By: BC Advisors LLC, its general partner		BECKER DRAPKIN PARTNERS (QP), L.P. By: Becker Drapkin Management, L.P., its general partner By: BC Advisors LLC, its general partner
By:	/s/ Steven R. Becker	By:	/s/ Steven R. Becker
Name: Steven R. Becker		Name: Steven R. Becker
Title: Co-managing Member		Title: Co-managing Member

BECKER DRAPKIN PARTNERS, L.P. By: Becker Drapkin Management, L.P., its general partner By: BC Advisors LLC, its general partner		BD PARTNERS III, L.P. By: Becker Drapkin Management, L.P., its general partner By: BC Advisors LLC, its general partner
By:	/s/ Steven R. Becker	By:	/s/ Steven R. Becker
Name: Steven R. Becker		Name: Steven R. Becker
Title: Co-managing Member		Title: Co-managing Member

BC ADVISORS, LLC
By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member